  Third Quarter Report
  Q3
  Interim Financial Report

  for the nine months ended December 31, 2002

Table of Contents

01     Report to Shareholders

03     Management's Discussion and Analysis: Nine months ending December 31, 2002

        03     Summary of Consolidated Results

        05     Civil Simulation and Training

        06     Military Simulation and Training

        07     Marine Controls

09     Consolidated Balance Sheets

10     Consolidated Statements of Earnings

10     Consolidated Statements of Retained Earnings

11     Consolidated Statements of Cash Flow

12     Notes to the Consolidated Financial Statements

Report to Shareholders

Third Quarter Results

I am pleased to report that CAE's third quarter earnings and margins both improved from the prior quarter, due primarily to company-wide cost containment measures and continuing productivity improvements, particularly those emanating from our visuals and operations groups. As expected, third quarter earnings of 14 cents per share and margins of 19% were lower than in the prior year due to reduced demand caused by the continuing crisis in the airline industry, particularly among the major US carriers, the more general economic malaise and wide-spread apprehensions about geo-political developments.

With year-to-date earnings of 42 cents per share, CAE remains on course to reach our full year earnings target of 59 to 62 cents per share. As well, year-to-date margins of 20% are in line with full-year expectations. We view this performance in a positive vein, given the difficult and challenging environment in which we are operating.

The Civil Simulation and Training unit (Civil) is still encountering weak demand for its equipment and (to a lesser extent) training services, due to the weakened condition of its airline and corporate customers. Sales of full flight simulators have improved slightly in the second half of the fiscal year. As at the date of writing, we have won 8 of the 11 competed orders for full flight simulators, compared to only 3 orders in the first half of the fiscal year. Civil continued to execute its long-term aviation training plan, ending the third quarter with 75 simulators in its installed training base - 16 more than at the beginning of the year. The installed base will approach 90 simulators by the end of this fiscal year. With training less susceptible to the deep cycles of the equipment market, we continue to view the provision of training services as a firm and stable foundation for CAE's long term growth.

The growth of the Military Simulation and Training business (Military) has been impeded by frustrating delays in major procurement programs. The silver lining is that these contract opportunities have been delayed - not lost - so Military remains well-positioned to grow in the future. Meanwhile, the unit maintained a solid margin performance during the third quarter and signed a number of smaller contracts of significant strategic value, including some involving our leading-edge visuals and STRIVE simulation and modeling technologies.

The smallest of our three units - Marine Controls (Marine) - delivered another quarter of solid top and bottom line growth, thereby partially offsetting the year-over-year reduction in Civil's operating earnings. More recently, the UK government has selected BAE Systems to lead the construction of two aircraft carriers for its Royal Navy using the ship design of the Thales team, of which Marine is a key member and exclusive partner. Further discussions with the principal players are necessary to understand the implications of this unusual "split-decision".

The long-term strategy we have been executing at CAE seeks to expand the scope of our business by moving beyond the one-time sale of equipment into the provision of actual training services; and to generate more balanced growth between military and commercial markets. Our strategy remains intact and was reaffirmed recently by your Board of Directors. Our immediate challenge is to execute initiatives that preserve our profitability while positioning ourselves to optimize the company's growth and value as the global economy and airline industry recovers. Our goal is to provide customers with an integrated suite of training solutions that sets the industry standard. By focusing on the excellence and efficiency of our supply, and by understanding the needs of potential customers, we aim to become the preferred choice for simulation-based training solutions world-wide.

As shareholders know, we are passing through a critical period in global affairs - a time of great uncertainty. Amidst the thick fog of uncertainty however, there are three certainties. One is that there is not going to be a quick and rapid recovery of demand. A second is that there will be a recovery in due course. Recovery is not a question of if - but when. And a third certainty you can count on is that CAE will be ready, willing and able to meet the demand as recovery takes hold.

                                                                                        [Graph Signature]

                                                                                        D.H. Burney

                                                                                        President and Chief Executive Officer

Management's Discussion and Analysis

Nine months ending December 31, 2002

Management's Discussion and Analysis (MD&A) of the third quarter and first nine months of fiscal 2003 financial results focuses on the core businesses of CAE Inc. (CAE): Civil Simulation and Training (Civil), Military Simulation and Training (Military) and Marine Controls (Marine). The growing size of Marine, which was grouped with Military in the prior year and reported as Military Simulation and Marine Controls, means it is now reported separately as a business segment. The MD&A includes a review of the operations and financial condition of each segment and should be read in conjunction with the unaudited financial statements contained on pages 9 to 17, as well as with the MD&A and the Consolidated Financial Statements and Notes included in CAE's annual report for the year ended March 31, 2002, which is available at www.cae.com or from CAE directly. All dollar amounts referred to herein are Canadian dollars unless otherwise specified.

This MD&A is intended to assist in the understanding and assessment of significant changes and trends, as well as risks and uncertainties, related to the results of operations and the financial condition of CAE. It contains forward-looking statements with respect to CAE and its subsidiaries based on assumptions, which CAE considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. CAE cautions the reader that the assumptions regarding future events, many of which are beyond the control of CAE and its subsidiaries, may ultimately prove to be incorrect.

Numerous factors could cause our results to differ materially from those in the forward-looking statements, including: the purchase and timing of delivery of new aircraft and vessels by and to civil, military and marine customers; reduced defense spending by governments; rising costs, especially in connection with fixed-price contracts; the effectiveness of our research and development program and our ability to develop new products and features in a timely manner; a lack of success in bidding for competed contracts; changes in regulatory requirements; difficulties in executing our business strategy; the inability to successfully integrate our acquired businesses; and general political, economic and financial conditions in the markets in which we operate.

Summary of Consolidated Results

Continuing Operations

Earnings from Continuing Operations

Consolidated earnings from continuing operations for the quarter ended December 31, 2002, were $31.5 million or 14 cents per share compared to $39.9 million or 18 cents per share reported in the third quarter of fiscal 2002. The decrease is mainly attributable to lower operating margins for the Civil segment, which were impacted by the weak demand for full flight simulator (FFS) equipment and the accounting impact for sale and leaseback financing whereby the imputed interest charges from the lease payment are included as a cost in determining operating margins. Part of the reduction in Civil's equipment sales is attributable to CAE's move into training, as some of these sales have been converted into long-term training opportunities. In addition, the significant ramp up in training this year has impacted margins. Partially offsetting the decline in Civil was the growth delivered by the Marine segment with a reported increase of 43% for the quarter, while Military's operating earnings were consistent with the prior year. Year-to-date earnings from continuing operations were $92.0 million or 42 cents per share, compared to $107.2 million or 49 cents per share for the same period last year.

Operating margins were 19% in the quarter against last year's 23%, in line with full year expectations of 20% year-to-date. The decrease is attributable to a change in business mix, more Military and Marine and less Civil, and to the lower operating margins reported by Civil for the reasons previously noted. This was partially offset by increased operating margin levels in both Military and Marine.

In addition, beginning this fiscal year, the amortization period for Civil simulation equipment was changed from 20 years to 25 years. This change, which is a better approximation of the useful life of the simulators, is consistent with industry practices as well as the long term financing arrangements completed to date for such assets. The change in the estimated life reduced the amortization expense by approximately $2.7 million on a year-to-date basis.

Interest expense for the quarter amounted to $9.0 million compared to $5.2 million last year. Year-to-date interest expense was $25.8 million versus $12.3 million in fiscal 2002. The increase in interest expense resulted from a higher debt level following the strategic investments made last year and the further expansion of the installed base of civil simulators delivering training.

Revenue

Consolidated revenue for the third quarter of $290.3 million was 4% higher than the $279.9 million generated in the prior year. Civil's revenue rose by 5%, while the Military segment was unchanged. Marine revenue climbed 15%. Year-to-date consolidated revenue reached $818.3 million, 5% over last year with increases of 37% in Marine and 3% in Military, while Civil remained stable.

Net Earnings

Consolidated net earnings of $31.5 million for the quarter and $92.0 million year-to-date mirrored that of earnings from continuing operations, as there were no contributions from discontinued operations. In fiscal 2002, the latter contributed $0.3 million to the third quarter and $5.0 million year-to-date.

Cash Flow

CAE's cash and short-term investments balance at the end of the quarter was $77.2 million, an increase of $6.8 million since the end of last quarter while total debt (current and long-term) increased by $61.5 million to $990.2 million, due mostly to capital expenditures and increases in working capital.

For the nine months ending December 31, 2002, CAE's cash and short-term investments decreased by $32.9 million and long-term debt increased by $63.7 million. These changes in cash flow are the result of capital expenditures of $182.9 million made principally to support the expansion of Civil's training centre network. Capital expenditures have also been partially financed by $92.2 million of proceeds from sale and leaseback transactions. In addition, non-cash working capital has increased mostly due to a decrease in deposits on contracts.

Backlog

CAE's order backlog at December 31, 2002, was $2.4 billion, the same level as at September 30, 2002.

Capital Resources and Liquidity

The Company's financing needs are met through internally generated cash flow, availability under credit facilities and direct access to capital markets for additional long-term capital resources of debt and equity. The Company considers that its present and expected capital resources and current credit facilities will enable it to meet all its current and expected financial requirements for the foreseeable future.

CAE maintains committed bank lines at floating rates, each provided by a syndicate of lenders. These credit facilities permit CAE and certain designated subsidiaries to borrow funds directly for operating, general and corporate purposes. The total available amount is $925.0 million, of which 66% ($606.0 million) was utilized at the end of the quarter. Of this amount, $170.9 million was drawn from a revolving credit facility maturing in June 2003, which will be refinanced through expected cash flow from operations and sale and leaseback transactions. This facility, which was originally US$200.0 million ($313.7 million), was reduced by US$65.0 million ($101.9 million) in September 2002 following the conclusion of sale and leaseback transactions. The Company is in full compliance with all bank covenants at the end of the third quarter, and has the ability to draw under non-committed operating lines $87.0 million, of which only 3% ($2.0 million) is utilized.

Financial instruments are used from time to time to manage short-term interest rate fluctuations on underlying credit facilities borrowings. Long-term obligations are usually structured with fixed rates and maturities that will reduce its refinancing risk.

Civil Simulation and Training

CAE's Civil Simulation and Training business is continuing its transformation from a supplier of simulator equipment to a world-leading provider of integrated training solutions in the civil aviation training market. CAE is the world's second largest independent aviation training company.

Review of Operations

During the quarter, CAE signed an $18.0 million contract to provide an A320 FFS to new customer China Eastern Airlines. The simulator will feature the CAE Tropos™ visual system and is to be installed at China Eastern's Pudong training centre by the end of 2003.

CAE also sold a B737NG FFS to Korean Air for approximately $17.0 million. The FFS will also be equipped with the CAE Tropos™ visual system. This is the seventh FFS sold to Korean Air, a longstanding customer of CAE.

CAE announced a $33.0 million contract with the United States Air Force (USAF) Air Education and Training Command to provide initial and recurrent training for the C-21A Learjet program at its CAE SimuFlite Dallas training centre. The contract, in support of the USAF's fleet of more than 70 C-21A aircraft attached to the 375th Airlift Wing of the Air Mobility Command, is renewable through an annual option over its 10-year term.

CAE concluded training contracts worth $17.0 million with ten airlines, for training services to be held in CAE's European training centres.

Civil's installed simulator base was 75 as of December 31, up from 59 at the beginning of the fiscal year.

Financial Results

(amounts in millions, except operating margins)		Q3-2003	Q2-2003	Q1-2003	Q4-2002	Q3-2002
Revenue		$139.6	104.4	135.5	164.9	133.2
Operating earnings		$29.2	19.9	37.7	42.4	40.7
Operating margins	%	20.9	19.1	27.8	25.7	30.6
Backlog		$416.1	424.8	489.3	641.2	708.9

Revenue for the quarter of $139.6 million was $6.4 million or 5% above last year. This increase was attributable to higher training revenue from last year's acquisition of SimuFlite and the addition of simulators to the aviation training network, offset by the weak market for equipment sales. Year-to-date revenue of $379.5 million was similar to last year's level.

Operating earnings for the quarter of $29.2 million were $11.5 million or 28% below last year while year-to-date operating earnings of $86.7 million were $22.7 million or 21% below last year. These decreases are primarily due to lower FFS sales and the accounting implications of the sale and leaseback financing, partially offset by the growing aviation training network.

The backlog at the end of December declined to $416.1 million from $424.8 million in September, resulting from reduced sales of full flight simulators. The lower backlog levels compared to prior periods also reflects the fact that much of the training services business is not covered by long-term contracts and thus has no backlog amount associated with it.

Outlook

CAE anticipates 10 to 12 FFS orders for the current fiscal year, while its combined business and commercial training sectors are projected to represent approximately 50% of Civil's revenue. CAE's installed base of simulators will expand to nearly 90 simulators by the end of this fiscal year.

Military Simulation and Training

CAE's Military Simulation and Training business is a premier designer and manufacturer of military flight and land-based simulation training systems.

Review of operations

During the quarter, CAE signed a contract valued at approximately $28.0 million to provide the Canadian Forces with a new CP-140 Aurora flight deck simulator and upgraded CP-140 cockpit procedures trainer. The devices will be ready for training in December 2004.

CAE was also awarded by Lockheed Martin a five-year, $16.0 million (US$10.3 million) contract to provide maintenance support services for C-130J aviation training equipment delivered to the Italian Air Force.

CAE will be providing the Irish Defence Forces with CAE's GESI Command and Staff Training System. The contract is valued at approximately $5.0 million. This is the seventh system sold to a member nation of the European Community.

CAE received a contract for approximately $5.0 million from the U.S. Army to provide its CAE Medallion-S™ visual system for the MH-60 Black Hawk and MH-47 Chinook helicopter combat mission simulators of the Army's 160th Special Operations Aviation Regiment (Airborne). The agreement represents the first ever combination of a high-end, full-featured visual system - CAE Medallion-S™ - with Lockheed Martin's Tactical Operational Scene mission rehearsal database system.

Financial Results

(amounts in millions, except operating margins)		Q3-2003	Q2-2003	Q1-2003	Q4-2002	Q3-2002
Revenue		$107.4	108.6	106.0	150.2	109.1
Operating earnings		$16.7	16.2	18.7	20.5	16.5
Operating margins	%	15.5	15.0	17.6	13.6	15.1
Backlog		$1,347.5	1,310.9	1,334.0	1,378.3	1,367.8

Revenue of $107.4 million for the quarter was $1.7 million or 2% below last year's level of $109.1 million. Year-to-date revenue of $321.9 million reflected a gain of 3% or $10.4 million over last year. Revenue growth has been affected by delays in the award of several programs.

Operating earnings of $16.7 million this quarter were slightly above last year. Year-to-date operating earnings, however, at $51.5 million were 14% or $6.4 million above last year representing further margin improvements through productivity gains.

Backlog at $1.4 billion is similar to the previous quarter.

Outlook

While economic and geo-political uncertainties continue to cause delays in military procurement programs, CAE is bidding to participate in a number of significant programs including the Flight School XXI program in the United States and the Armored Vehicle Training program for the United Kingdom Ministry of Defense. Participation in such new programs, together with the current backlog, the majority of which is long-term, will provide a solid platform for the future.

Marine Controls

CAE's Marine Controls business is a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Review of operations

During the quarter, CAE was selected as the exclusive partner in the Thales CVF team, which was one of two teams, the second headed by BAE SYSTEMS, competing to build two 50,000-ton aircraft carriers for the United Kingdom Royal Navy. On January 30, 2003 it was announced that the two teams established an alliance for the delivery of the two ships. The Thales team ship design was selected but it is not yet clear what impact this will have on CAE's role.

Financial Results
(amounts in millions, except operating margins)		Q3-2003	Q2-2003	Q1-2003	Q4-2002	Q3-2002
Revenue		$43.3	39.3	34.3	34.1	37.6
Operating earnings		$9.3	7.2	6.4	8.2	6.6
Operating margins	%	21.5	18.3	18.7	24.0	17.6
Backlog		$677.0	685.5	694.8	676.3	684.0

Revenue for the quarter at $43.3 million was 15% higher than last year and year-to-date revenue at $116.9 million reflected a 37% improvement over last year. These increases were attributable to the organic growth of the naval controls business, the contribution from both the United Kingdom's Astute submarine training project and the Royal Malaysian Navy patrol vessel projects, combined with the year-over-year growth of CAE Valmarine.

Operating earnings for the quarter of $9.3 million were 43% ahead of last year, with year-to-date operating earnings of $22.9 million representing a 49% increase outpacing the revenue growth. The margin improvement comes from additional productivity gains across several programs and integration benefits resulting in lower marketing and other overhead expenses.

Backlog reached $677.0 million consistent with the prior quarter.

Outlook

In January 2003, CAE announced an agreement with ALSTOM (Switzerland) Ltd. to develop CAE's seLearning™ interactive training technology for ALSTOM's training centre, as well as for ALSTOM's Gas Turbine and Combined-cycle power plant customers worldwide. CAE's simulation-based seLearning suite, using the training principles of "learning by doing", allows innovative training delivery by tapping the power of a full-scope power plant simulator as the basis of a versatile self-paced simulation training tool, accessible anywhere, anytime on a desktop, over a local area network or via the Internet.

The Marine backlog, which includes the United Kingdom Royal Navy's Astute Class Submarine Training program, together with the achievements outlined above, augur positively for this segment's future performance.

Consolidated Balance Sheets
	as at December 31	as at March 31
	2002	2002
(amounts in millions)	(unaudited)	(audited)
Assets
Current assets
Cash	$68.9	$88.8
Short-term investments	8.3	21.3
Accounts receivable	397.3	378.2
Inventories	158.4	130.9
Prepaid expenses	11.2	9.9
Income taxes recoverable	6.5	15.8
Future income taxes	28.6	28.9
	679.2	673.8
Assets of discontinued operations (note 3)	64.9	123.8
Property, plant and equipment, net	968.0	838.5
Future income taxes	73.3	74.1
Intangible assets	180.5	163.4
Goodwill	390.5	375.5
Other assets	158.8	129.3
	$2,515.2	$2,378.4

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$372.5	$420.5
Deposits on contracts	112.9	189.1
Long-term debt due within one year	13.8	37.5
Future income taxes	50.1	50.4
	549.3	697.5
Liabilities of discontinued operations (note 3)	23.1	40.5
Long-term debt	976.4	889.0
Long-term liabilities	118.0	73.7
Future income taxes	91.3	65.6
	1,758.1	1,766.3
Shareholders' equity
Capital stock
Issued
(219,626,620 Common shares
March 31, 2002 - 218,955,780 )	190.4	186.8
Retained earnings	512.7	440.4
Currency Translation adjustment	54.0	(15.1)
	757.1	612.1
	$2,515.2	$2,378.4

Consolidated Statements of Earnings
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions, except per share amounts)	2002	2001	2002	2001
Revenue
Civil Simulation and Training	$139.6	$133.2	$379.5	$380.2
Military Simulation and Training	107.4	109.1	321.9	311.5
Marine Controls	43.3	37.6	116.9	85.5
	$290.3	$279.9	$818.3	$777.2
Operating earnings
Civil Simulation and Training	$29.2	$40.7	$86.7	$109.4
Military Simulation and Training	16.7	16.5	51.5	45.1
Marine Controls	9.3	6.6	22.9	15.4
Earnings from continuing operations before interest and taxes	55.2	63.8	161.1	169.9
Interest expense, net	9.0	5.2	25.8	12.3
Earnings from continuing operations before income taxes	46.2	58.6	135.3	157.6
Income taxes	14.7	18.7	43.3	50.4
Earnings from continuing operations	$31.5	$39.9	$92.0	$107.2
Results of discontinued operations	-	0.3	-	5.0
Net earnings	$31.5	$40.2	$92.0	$112.2
Earnings and diluted earnings per share from continuing operations	$0.14	$0.18	$0.42	$0.49
Net earnings and diluted net earnings per share	$0.14	$0.19	$0.42	$0.52
Average number of shares outstanding	219.4	217.6	219.4	217.6

Consolidated Statements of Retained Earnings
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions)	2002	2001	2002	2001
Retained earnings at beginning of period	$487.9	$381.3	$446.8	$321.2
Adjustments for changes in accounting policies (note 1)	-	(5.3)	(6.4)	(5.3)
Net earnings	31.5	40.2	92.0	112.2
Dividends	(6.7)	(6.5)	(19.7)	(18.4)
Retained earnings at end of period	$512.7	$409.7	$512.7	$409.7

Consolidated Statements of Cash Flow
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions)	2002	2001	2002	2001
Operating activities
Earnings from continuing operations	$31.5	$39.9	$92.0	$107.2
Adjustments to reconcile earnings to cash flow from operating activities:
Amortization	17.5	10.1	50.6	23.6
Future income taxes	4.5	2.1	9.9	13.8
Investment tax credit	(6.8)	(4.8)	(14.6)	(14.3)
Other	(2.9)	5.1	(9.8)	0.6
Increase in non-cash working capital (note 4)	(27.5)	(20.8)	(105.9)	(106.8)
Net cash provided by (used in) continuing operating activities	16.3	31.6	22.2	24.1
Investing activities
Purchase of businesses (note 2)	-	(334.1)	-	(752.7)
Proceeds from disposition of businesses	-	-	25.0	10.4
Short-term investments	(0.3)	-	13.1	122.8
Capital expenditures	(52.0)	(78.5)	(182.9)	(187.0)
Proceeds from sale and leaseback of assets	-	-	92.2	42.6
Development costs	(6.9)	(7.8)	(15.5)	(26.1)
Deferred pre-operating costs	(2.1)	-	(7.9)	-
Other assets	(1.7)	(1.1)	(15.3)	(10.1)
Net cash provided by (used in) continuing investing activities	(63.0)	(421.5)	(91.3)	(800.1)
Financing activities
Proceeds of long-term debt	99.1	331.1	250.4	684.2
Repayments of long-term debt	(30.3)	-	(178.6)	-
Dividends paid	(6.5)	(6.5)	(19.6)	(18.4)
Common stock issuance	0.4	1.6	3.8	3.4
Other	(4.6)	(0.9)	(9.5)	(2.4)
Net cash provided by (used in) continuing financing activities	58.1	325.3	46.5	666.8
Net cash provided by (used in) discontinued activities (note 3)	5.2	(1.6)	7.8	9.5
Effect of foreign exchange rate changes on cash	(10.2)	(1.6)	(5.1)	(3.6)
Net increase (decrease) in cash	6.4	(67.8)	(19.9)	(103.3)
Cash at beginning of period	62.5	121.3	88.8	156.8
Cash at end of period	$68.9	$53.5	$68.9	$53.5

Notes to the Consolidated Financial Statements

Note 1: Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consistent basis with the Company's annual consolidated financial statements for the year ended March 31, 2002, except as noted below. For a full description of accounting policies, refer to the CAE Annual Report for the year ended March 31, 2002. Certain comparative figures have been reclassified to conform to the current presentation. These financial statements do not include all of the disclosure required by generally accepted accounting principles applicable to annual financial statements.

Effective April 1, 2002, CAE retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 "Foreign Currency Translation". The Company no longer amortizes the exchange gains or losses arising on the translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation are included in earnings as incurred. At March 31, 2002, the unamortized exchange loss relating to the existing long-term foreign currency denominated items amounted to $6.4 million (2001 - $5.3 million) net of taxes of $2.8 million (2001 - $2.3 million). Consequently, prior years' financial statements were restated through a charge to fiscal 2002 opening retained earning of $5.3 million, net of $2.3 million of taxes. The effect of the amendments on the period ending December 31, 2002 is a foreign exchange gain of $3.8 million (2001 a foreign exchange loss of $1.4 million) net of taxes expense of $1.8 million (2001 - tax recovery of $0.7 million). The effect of the amendments on the three months period ending December 31, 2002 is a foreign exchange gain of $1.2 million (2001 - foreign exchange loss of $0.7 million) net of taxes expense of $0.6 million (2001 - tax recovery of $0.3 million).

Effective April 1, 2002, CAE prospectively adopted the new recommendations of CICA Section 3870 "Stock-based Compensation and Other Stock-based Payments". The standard encourages, but does not require, that the fair value method for valuing stock options be used for transactions with employees. When an enterprise does not use the fair value-based method of accounting, it must disclose pro forma net earnings and pro forma earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. The Company will continue to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. CAE's practice is to issue options in May of each fiscal year, whereby these options vest gradually over 4 years. During the nine-month period ended December 31, 2002, the Company granted 1,767,000 options to purchase Common Shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. The following outlines the impact and the assumptions used if the compensation costs for CAE's stock options was determined under the fair value based method of accounting for awards granted after April 1, 2002:
	three months ended	nine months ended
	December 31, 2002	December 31, 2002
Net earnings, as reported	$31.5	$92.0
Pro forma impact	$(1.2)	$(2.9)
Pro forma net earnings	$30.3	$89.1
Pro forma basic and diluted net earnings per share	$0.14	$0.41
Assumptions used in Black-Scholes options pricing model:
Dividend yield	1.058%	1.058%
Expected volatility	46%	46%
Risk-free interest rate	4.89%	4.89%
Expected life (years)	6	6

During the first quarter of fiscal 2002, the Company adopted CICA Handbook Section 1581, "Business Combinations", which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, "Goodwill and Other Intangible Assets". This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed annually and, if necessary, written down for any impairment. Intangible assets are recorded at their allocated cost at the date of acquisition of the related operating companies. Amortization is provided, where required, on a straightline basis over their estimated useful lives.

Note 2: Business Acquisitions

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. located in Tampa, Florida for a total cash consideration of US$76.0 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway, for a cash consideration of NOK238.6 million and CAE share issuance of NOK125.4 million, based on the average closing price of CAE's shares for the 10 days prior to August 1. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the future performance of the business. Contingent consideration up to a maximum of NOK58.0 million will be recognized as an additional cost of the purchase when the contingency is resolved.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. for a total cash consideration of Euro 193.4 million. The business provides simulator and ground-school civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, property, plant and equipment in the amount of US$54.0 million were sold to the vendor and leased back. SimuFlite is the world's second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from their respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions)	BAE SYSTEMS	Valmarine AS	Schreiner	SimuFlite	Total
Current assets	$36.2	$16.3	$15.3	$23.6	$91.4
Current liabilities	(65.8)	(8.7)	(37.1)	(14.2)	(125.8)
Property, plant and equipment	59.0	0.5	167.9	266.1	493.5
Intangible assets
Trade names	-	3.6	-	37.1	40.7
Customer relations	-	6.0	66.0	29.2	101.2
Customer contractual agreements	-	1.5	2.2	3.6	7.3
Other intangibles	2.5	14.5	-	7.0	24.0
Goodwill	104.2	38.6	91.2	110.9	344.9
Future income taxes	36.6	(9.3)	(36.4)	15.1	6.0
Long-term debt	(17.3)	-	(9.2)	(55.7)	(82.2)
Long-term liabilities	(36.1)	-	-	-	(36.1)
	119.3	63.0	259.9	422.7	864.9
Less: - Sale and leaseback of assets	-	-	-	(86.2)	(86.2)
- Shares issued	-	(21.1)	-	-	(21.1)
Total cash consideration:	$119.3	$41.9	$259.9	$336.5	$757.6

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

Note 3: Discontinued Operations

On December 18, 2001, the Board of Directors approved a plan to divest its Forestry Systems segment. As a result of the planned divestiture, the results of operations for the Forestry Systems segment have been reported separately in the consolidated statements of earnings together with the Cleaning Technologies businesses (together the "Discontinued Operations"). Previously reported financial statements have been restated and interest expense has been allocated to the Discontinued Operations based on their share of the Company's net assets.

On June 28, 2002, CAE sold CAE Cleaning Technologies Plc to the former management of these operations for a note receivable of £ 0.5 million.

On August 16, 2002, CAE sold three businesses of its Forestry Systems segment division for a cash consideration of $25.0 million plus a contingent consideration based on earnings during the following three years.

Summarized financial information for the discontinued operations is as follows:
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions)	2002	2001	2002	2001
Revenue
Cleaning Technologies	$5.9	$22.9	$18.5	$66.8
Forestry Systems	8.0	47.5	58.6	150.2

Net earnings from Forestry Systems prior to measurement date, net of tax (2001 - YTD $13.1 net of tax of $4.2; QTR-$3.3 net of tax of $1.1)	-	2.2	-	8.9
Net loss from Cleaning Technologies after measurement, date net of tax (2001 - nil)	-	(1.9)	-	(3.9)
Results from discontinued operations	$-	$0.3	$-	$5.0

	as at December 31, 2002		as at March, 31
	(unaudited)		(audited)
(amounts in millions)	Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets	$11.9	$13.1	$40.8	$20.8
Property, plant and equipment, net	2.8	5.6	15.7	5.4
Goodwill	21.1	9.2	30.2	9.2
Other assets	0.1	1.1	0.6	1.1
	35.9	29.0	87.3	36.5
Assets of discontinued operations		64.9		123.8

Current liabilities	11.0	8.0	26.4	13.7
Other liabilities	-	4.1	0.4	-
	$11.0	$12.1	$26.8	$13.7
Liabilities of discontinued operations		$23.1		$40.5

Note 4: Supplementary Information

Cash provided by (used in) non-cash working capital:
	three months ended		nine months ended
	December 31		December 31
	(unaudited)		(unaudited)
(amounts in millions)	2002	2001	2002	2001
Accounts receivable	$(8.1)	$14.1	$16.9	$(39.0)
Inventories	(12.3)	(0.7)	(10.9)	(19.6)
Prepaid expenses	3.3	(8.2)	0.1	(11.5)
Accounts payable and accrued liabilities	(4.8)	(19.8)	(60.1)	(60.7)
Deposits on contracts	(21.5)	(14.6)	(80.6)	8.7
Income taxes recoverable	15.9	8.4	28.7	15.3
Increase in non-cash working capital	(27.5)	(20.8)	(105.9)	(106.8)

Interest paid	$9.5	$4.4	$23.7	$12.4
Income taxes paid (recovered)	$(6.0)	$4.9	$(0.8)	$9.4

Foreign exchange gain (loss)	$(1.9)	$(1.9)	$8.0	$2.7

Note 5: Business and Geographic Segments

The Company's significant business segments include:

(i)     Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and provider of business and civil aviation training.

(ii)     Military Simulation - a premier supplier of military flight and land-based simulators, visual systems and training systems.

(iii)     Marine Controls - a world leader in the supply of automation and control systems for  the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due on acquisitions included in other long-term liabilities.

Financial information on the Company's operating segments is shown in the following table:
	as at	as at
	December 31	March 31
Business Segments	2002	2002
	(unaudited)	(audited)
Capital employed
Civil Simulation and Training	$1,214.2	$1,057.3
Military Simulation and Training	273.1	187.3
Marine Controls	156.8	86.0
Other	17.2	11.8
Total capital employed	$1,661.3	$1,342.4
Cash	68.9	88.8
Short-term investments	8.3	21.3
Income taxes recoverable	6.5	15.8
Accounts payable and accrued liabilities	372.5	420.5
Deposits on contract	112.9	189.1
Future income taxes - short-term	28.6	28.9
Future income taxes - long-term	73.3	74.1
Long-term liabilities	118.0	73.7
Assets of discontinued operations	64.9	123.8
Total assets	$2,515.2	$2,378.4

Total assets by segment
Civil Simulation and Training	$1,530.5	$1,380.9
Military Simulation and Training	467.3	444.4
Marine Controls	225.7	165.3

Additions and adjustments to goodwill
Civil Simulation and Training	$(7.0)	$219.0
Military Simulation and Training	-	94.3
Marine Controls	(1.8)	40.4
	$(8.8)	$353.7
Additions and adjustments to intangible assets
Civil Simulation and Training	$-	$145.1
Military Simulation and Training	-	2.5
Marine Controls	7.2	18.4
	$7.2	$166.0

	three months ended		six months ended
	December 31		December 31
Business Segments (continued)	(unaudited)		(unaudited)
	2002	2001	2002	2001
Capital expenditures
Civil Simulation and Training	$43.3	$63.9	$159.6	$162.1
Military Simulation and Training	0.9	2.3	4.6	9.8
Marine Controls	7.8	12.3	18.7	15.1
	$52.0	$78.5	$182.9	$187.0
Amortization of property, plant and equipment
Civil Simulation and Training	$8.5	$6.4	$26.3	$13.9
Military Simulation and Training	2.6	3.5	8.3	8.7
Marine Controls	0.7	0.2	2.2	1.0
	$11.8	$10.1	$36.8	$23.6
Amortization of intangible assets
Civil Simulation and Training	$1.9	$-	$5.7	$-
Military Simulation and Training		-	-	-
Marine Controls	0.5	-	1.6	-
	$2.4	$-	$7.3	$-
Amortization of other assets
Civil Simulation and Training	$2.5	$-	$5.3	$-
Military Simulation and Training	0.8	-	1.2	-
Marine Controls	-	-	-	-
	$3.3	$-	$6.5	$-
Revenue from external customers based on their location
Canada	$23.5	$27.2	$64.1	$81.7
United States	86.3	65.8	249.9	240.0
United Kingdom	40.4	30.8	117.0	92.0
Germany	35.3	31.1	76.3	68.7
Other European countries	38.2	58.5	111.3	124.0
Other countries	66.6	66.5	199.7	170.8
	$290.3	$279.9	$818.3	$777.2

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